UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)

                 Smith Environmental Technologies Corporation
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  138 012 109
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 5, 1996
                    (Date of Event which Requires Filing of
                                this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].


                               PAGE 1 OF 9 PAGES

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  2  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J.J. Cramer & Co.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  298,500
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        298,500
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  298,500
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1%
14           TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  3  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James J. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                 -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       298,500
             9                   SOLE DISPOSITIVE POWER

                                          -0-
             10                  SHARED DISPOSITIVE POWER

                                       298,500
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  298,500
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  4  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       298,500
             9                   SOLE DISPOSITIVE POWER

                                        -0-
             10                  SHARED DISPOSITIVE POWER

                                       298,500
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  298,500
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  5  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Partners, L.P.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  298,500
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        298,500
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  298,500
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1.%
14           TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  6  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Capital Corporation
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  298,500
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        298,500
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  298,500
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1%
14           TYPE OF REPORTING PERSON

                  CO

CUSIP NO. 138 012 109                                     PAGE  7  OF  9  PAGES


ITEM 1.     SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated May 12, 1994, as amended by Amendment No. 1, dated September 14, 1994, as amended by Amendment No. 2, dated November 29, 1995, as amended by Amendment No. 3, dated December 29, 1995, as amended by Amendment No. 4, dated February 6, 1995, as amended by Amendment No. 5, dated April 16, 1996 and as amended by Amendment No. 6, dated June 5, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Smith Environmental Technologies Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:


     (a) This statement on Schedule 13D relates to 298,500 Shares beneficially owned by the Reporting Persons, which constitute approximately 5.1% of the issued and outstanding Shares.

     (b) The Manager has sole voting and dispositive power with respect to 298,500 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 298,500 Shares.

     (c) Since the date of the last filing, the Reporting Persons sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such sales were made on the open market.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 of the Statement is amended by (i) deleting on the second line the number "323,500" and replacing it with the number "298,500" and (ii) deleting on the fourth line the number "136,700" and replacing it with the number "0."

CUSIP NO. 138 012 109                                     PAGE  8  OF  9  PAGES

                                 SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1996

                         J.J. CRAMER & CO.
                         By:/s/ James J. Cramer
                            ---------------------------
                             Name:  James J. Cramer
                             Title: President

                         /s/ James J. Cramer
                         ----------------------
                         James J. Cramer


                         /s/ Karen L. Cramer
                         ----------------------
                         Karen L. Cramer


                         CRAMER PARTNERS, L.P.

                         By: CRAMER CAPITAL CORPORATION,
                             its general partner

                         By: /s/ James J. Cramer
                             -------------------------
                             Name:  James J. Cramer
                             Title:   President


                         CRAMER CAPITAL CORPORATION

                         By: /s/ James J. Cramer
                             -------------------------
                              Name:  James J. Cramer
                              Title: President

CUSIP NO. 138 012 109                                     PAGE  9  OF  9  PAGES

                                  EXHIBIT B

                         Transactions in Common Stock
                                of The Company




Cramer Partners, L.P.



                Trade Date         No. of Shares          Cost (Sales
                                       Sold              Price) Per Share

                  7/05/96             10,000                1.7500

                  7/08/96             20,000                1.7500


GAM



                Trade Date         No. of Shares          Cost (Sales
                                       Sold              Price) Per Share

                  7/03/96             51,700                 1.8266